Exhibit 12.1

THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(unaudited)

	Three Months Ended
	April 2, 2017	April 3, 2016
Earnings:

Income before income taxes	$168,361	$339,729

Add (deduct):

Fixed charges	27,702	26,322
Amortization of capitalized interest	233	611
Capitalized interest	(984)	(2,175)
Adjustment to exclude noncontrolling interests in subsidiaries and income from equity investee	—	(448)

Earnings as adjusted	$195,312	$364,039

Fixed Charges:

Interest expensed and capitalized	$24,954	$23,525
Amortization of deferred debt issuance costs	398	409
Portion of rents representative of the interest factor (a)	2,350	2,388

Total fixed charges	$27,702	$26,322

Ratio of earnings to fixed charges	7.05	13.83

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.